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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   Form 10-C


                Report by Issuer of Securities Quoted on NASDAQ

                          Interdealer Quotation System

                  Filed Pursuant to Section 13 or 15(d) of the

                Securities Exchange Act of 1934 and Rule 13a-176

                              or 15d-17 thereunder


                           Inland Casino Corporation
                 (Exact name of issuer as specified in charter)

         4225 Executive Square, Suite 1650, La Jolla, California 92037
                    (Address of principal executive offices)

Issuer's telephone number, including area code:  (619) 546-9383


                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

             Indicate any change (increase or decrease) of 5% or
                  more in the number of shares outstanding.


1.  Title of security:  Common Stock

2.  Number of shares outstanding before the change:  12,541,657

3.  Number of shares outstanding after the change:  10,632,792

4.  Effective date of change:  March 4, 1996

5.  Method of change:

  Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): Acquisition of stock.

  Give brief description of transaction: Issuer purchased and retired 1,908,865 shares of common stock from Jack R. Smith, a former officer and director of the Issuer.


                         II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change:
                          ------------------------------------------------------

2.  Name after change:
                       ---------------------------------------------------------

3.  Effective date of charter amendment changing name:
                                                       -------------------------

4.  Date of shareholder approval of change, if required:
                                                         -----------------------


Date:  March 8, 1996                        /s/  L. DONALD SPEER, II
                                            ------------------------------------
                                                 L. Donald Speer, II
                                                 Chairman of the Board and
                                                 Chief Executive Officer